UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MIKE THE PIKE PRODUCTIONS

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 0001550222

Wyoming

(State or other jurisdiction of

incorporation or organization)

(Address of principal executive offices)

8549 Wilshire Blvd. Suite 1216

Beverly Hills, California, 90211

(Registrant’s telephone number, including area code)

(310) 714-2950

Approximate Date of Mailing: August 18, 2025

MIKE THE PIKE PRODUCTIONS

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN CONTROL AND MANAGEMENT

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MIKE THE PIKE INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

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Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

INTRODUCTION

This Information Statement is being mailed on or about May 19, 2025 to the holders of record of the common stock of Mike the Pike Inc., a Wyoming corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a change in control of the Company.

CHANGE IN CONTROL

Effective April 29, 2025, control of the Company was transferred from Mark Newbauer to Alfredo Papadakis, President of Maddy’s Legacy LLC. As part of this transaction, Mr. Newbauer resigned from all positions held, including Chief Executive Officer and Director. Concurrently, Mr. Papadakis was appointed President.

VOTING SECURITIES

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of which 5,168,000 shares are outstanding as of July 31, 2025.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 5,168,000 shares of Common Stock issued and outstanding. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(1)

Based on 5,168,000 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

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DIRECTORS AND EXECUTIVE OFFICERS

At the closing of the Stock Acquisition described above, there was a change in our Board of Directors and executive officers.  Mr. Mark Newbauer, who served as our sole executive officer and director, resigned as Chief Executive Officer.

The Board has appointed Mr. Alfredo Papadakis to serve as our President, effective immediately.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Stock Acquisition:

Director and officer prior to the Stock Acquisition

Name	Age	Position(s) with the Company
Mark Newbauer	40	President, chief executive officer, (a director until the expiration of the 10-day period as provided for in Rule 14f-1).

Mr. Newbauer has been our President and sole Director since 2010.

Director and officers following the Stock Acquisition

Alfredo Papadakis, CEO/Chairman of the Board of Directors

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

Following the change in control, the Company appointed Chris Villareale as President and Chief Advisor to President, Alfredo Papadakis.

NAME AND DOMICILE CHANGE

The Company will change its name from Mike the Pike Productions to M Loves Vintage Productions Holdings, Inc. The Company will continue to be domiciled in the State of Wyoming.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink Sheets under the symbol “MTPK.” The OTC Pink Sheets does not have any requirements for establishing any committees.  For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Directors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

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The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Meetings of the Board of Directors

Our Board did not hold any meetings during the year ended December 31, 2024 as there was only one director. We did not hold an annual meeting of stockholders during the year ended December 31, 2023.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Involvement in Certain Legal Proceedings

To the Corporation’s knowledge, there are no material proceedings to which any director or officer as named above or affiliate of the Corporation, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Corporation, or any associate of any such director, officer, affiliate of the Corporation, or security holder is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries.

Board leadership structure and role in risk oversight

Our Board currently consists of one member, Alfredo Papadakis.  Mr. Papadakis also serves as our President. We do not separate the roles of Chief Executive Officer and Chairman of the Board because following the 10-day period after mailing of this Information Statement to the stockholders, Mr. Papadakis will be our sole director and President.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

As of the filing of this Schedule 14f-1, the Corporation does not pay its officers and/or directors any salary or consulting fee. The Corporation does not anticipate paying compensation to its officers and/or director until it can generate sufficient cash flow on a regular basis.  The Corporation does not have any employment agreements with its officers and/or directors. We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Summary Compensation Table

The following table sets forth the compensation to our current officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Director Compensation Table

Director Compensation Table
Name	Fees Earned or Paid In Cash $	Stock Awards $	Option Awards	Non-Equity Incentive Plan Compensation $	Non-qualified Compensation Earnings $	All Other Compensation $	Total $

Alfredo Papadakis	$–	$–	1,000,000	$–	$–	$–	TBD
			@$0.25 ea

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or any other related party transactions between the Corporation and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

PURPOSE OF TRANSACTION

This transition represents a strategic rebranding and management shift. The Company will pursue new business opportunities aligned with the experience and network of the incoming leadership team.

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NO SHAREHOLDER ACTION REQUIRED

This Information Statement is provided solely pursuant to Section 14(f) of the Exchange Act. No vote or other action by the shareholders is required in connection with the matters described herein.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the Securities and Exchange Commission (SEC). These filings are available at the SEC’s website at www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

MIKE THE PIKE PRODUCTIONS.

Dated: August 18, 2025

By: /s/ Alfredo Papadakis

Name: Alfredo Papadakis

Title: President

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